Exhibit 99.1

CHINA HYDROELECTRIC CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 31, 2011

On October 31, 2011, China Hydroelectric Corporation, a Cayman Islands exempted company (the “Company”), will hold its annual general meeting of shareholders at 8:30 a.m., local time, at the offices of DLA Piper LLP (US), located at 1251 Avenue of the Americas, New York, New York 10020, United States of America for the following purposes:

1.	Amendment by special resolution of Article 12 of the articles of association of the Company for clarification purpose, as more fully described in the attached proxy statement;

2.	Re-election of Mr. Anthony H. Dixon and Dr. You-Su Lin to serve as Class II Directors for a three-year term;

3.	Ratification of the appointment of Ernst & Young Hua Ming as our independent auditors for the fiscal year ending December 31, 2011; and

4.	To transact any other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on September 29, 2011 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This Notice of Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2009 Annual Report on Form 20-F are also available through the Investor Relations section of our website at http://www.chinahydroelectric.com.

By Order of the Board of Directors,

John D. Kuhns
Chairman of the Board and Chief Executive Officer

Dated: October 5, 2011